 Exhibit 99.1

56 Temperance Street
Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: +1 (416) 646-3825
Fax: +1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports Third Quarter Financial Results
Reports Cash Flow of $31.2 Million (+99% over Q2, 2010) as Ocampo Continues To Improve

Toronto, November 8, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): announces its financial results for the three and nine months ended September 30, 2010. All figures reported are in U.S. dollars unless otherwise indicated.

Third Quarter Key Financial Highlights

In the third quarter, the Company reported:

  Excluding cash flows of negative $4.0 million related to El Cubo, the Company reported positive cash flow from operations of $35.2 million, or $0.25 per share, as compared to $13.9 million, or $0.11 per share, in the same period in 2009, a $21.3 million, or $0.14 per share improvement.

  Excluding a $4.9 million loss before other items related to El Cubo, earnings before other items were $16.0 million, or $0.12 per share, as compared to a loss before other items of $2.1 million, or $0.02 per share, in the same period in 2009, an $18.1 million, or $0.14 per share improvement.

  Excluding a $5.9 million net loss related to El Cubo, net earnings were $13.4 million, or $0.10 per share, as compared to a net loss of $1.2 million, or $0.01 per share, in the same period in 2009, a $14.6 million, or $0.11 per share improvement.

  On a consolidated basis, positive net free cash flow of $3.9 million as compared to negative net free cash flow of $4.6 million in the same period in 2009, an $8.5 million, or a $0.06 per share improvement.

  Cash costs at Ocampo were $411 per gold equivalent(*) ounce as compared to $406 per gold equivalent(*) ounce for the same period in 2009. Utilizing Ocampo’s silver revenues as a by-product cost credit, third quarter total cash costs were negative $121 per gold ounce sold as compared to a positive $83 per gold ounce sold for the same period in 2009.

“As productivities at Ocampo improve quarter over quarter and cash costs decrease, we continue to experience very encouraging results. The Ocampo mine reported cash costs of $411 per gold equivalent ounce(*), which is below industry average and represents a margin of 67% of the average realized gold price in the quarter.” stated René Marion, President and Chief Executive Officer. He continued, “Our improving operations and significant cash flow stream continue to provide the leverage required to advance our growth program as well as the next stage in our strategic growth program.”

(*)	Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Additional Third Quarter Key Highlights

  Revenues for the third quarter were $55.5 million as compared to $47.9 million in the same period in 2009. During the quarter the Company realized an average gold and silver price of $1,230 per ounce and $19.19 per ounce, respectively.

  Cash of $107.0 million, a $94.7 million increase in cash on hand since September 30, 2009. The Company’s improved cash flow profile and strengthened Balance Sheet continues to provide management with considerable flexibility in advancing its strategic growth programs.

  As reported on October 12, 2010, production from the Ocampo mine was 48,650 gold equivalent(*) ounces (27,018 gold ounces and 1,189,769 silver ounces) as compared to 41,387 gold equivalent(*) ounces (24,145 gold ounces and 948,263 silver ounces), an 18% improvement over the same period in 2009.

  Margins as a percentage of the average realized gold price in the quarter were 67% at Ocampo as compared to 58% in the same period in 2009, a 9% improvement.

  Based on the positive results reported from the Ocampo mine to date, the Company is reconfirming its 2010 guidance for Ocampo (assuming a gold equivalency rate of 55:1 and a Mexican peso to US dollar exchange rate of 12.5):

  Gold production of 100,000 – 110,000 ounces;
  Silver production of 4,400,000 – 4,950,000 ounces;
  Gold equivalent production of 180,000 – 200,000 ounces; and
  Total cash costs per gold equivalent ounce of $410 - $435, reduced from $425-$450.
  On November 5, 2010, the Company announced that it had negotiated an expanded credit facility of up to a $100 million revolving line of credit that will be provided equally by The Bank of Nova Scotia and Société Générale. The facility will mature 36 months from the date of closing. Interest payable is based on LIBOR plus a margin of between 3.25-3.75%.
Ocampo Operations Improving

As reported on October 12, 2010, the Ocampo mine reported improved production and cash costs during the third quarter despite above average seasonal rainfall experienced in the third quarter. The Ocampo mine reported quarter over quarter improvements in most key operating metrics during the quarter including:

  Production from the NE underground mine continued to exceed targeted levels and reported an average of 1,596 tonnes per day, above the target of 1,500 tonnes per day.

  The combined development at the NE and Santa Eduviges underground mines increased to 6,546 metres during the quarter as compared to 4,164 metres in the same period in 2009. The Company anticipates that the Santa Eduviges mine will be commissioning later in the fourth quarter and will initially contribute 250 tonnes per day and subsequently ramp up to 500 tonnes per day in 2011. The accelerated development achieved in the quarter has been supported by the redeployment of contract workers from El Cubo in late June.

  Production from the open pits averaged 97,992 tonnes per day, broadly in line with targeted levels of 100,000 tonnes per day.

(*)	Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

  The mill facility continued to perform near name plate capacity during the third quarter, averaging 3,113 tonnes per day. The redundancy program at the mill facility is near completion and is expected to minimize operational downtime during periods of scheduled maintenance.
Recent News

  On September 20, 2010, the Company reported the addition of 127,750 gold equivalent ounces(*) in Proven and Probable Reserves at three new discoveries made at Ocampo. These three new deposits were discovered through the first phase drilling program during the first half of 2010 and will be incorporated into the 2010 Reserves and Resources Statement along with additional Reserves and Resources delineated through the Company’s ongoing drilling program at Ocampo in the second half of the year.

  On October 1, 2010, the Company announced that it had entered into a definitive merger agreement with Capital Gold Corporation pursuant to which the Company is offering to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction. Under the terms of the agreement, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of $0.79 per share. Capital Gold owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

  On October 4, 2010, the Company announced that the labor disruption at the El Cubo mine that was announced on June 17, 2010, had been declared illegal by the Mexican Federal Labor Board. In accordance with this ruling, the union is required to release the mine’s assets to the Company. The union has launched an informal appeal of the ruling, which is currently under review. The Company is working towards regaining access to the facilities in order to assess the potential resumption of mining activities.

  On October 28, 2010, the Company announced the discovery of several new drill targets and the launch of a drilling program at the Venus Project.

La Boleta, Venus Project
•	171 samples averaging 1.52 grams per tonne gold, 21 grams per tonne silver, or 1.90 grams per tonne gold equivalent(*) (gold values were capped at 8 grams per tonne).

Santo Niño, Venus Project
•	150 samples averaging 1.16 grams per tonne gold and 7 grams per tonne silver, or 1.29 grams per tonne gold equivalent(*) (gold values were capped at 8 grams per tonne).

Roncesvalle, Venus Project
•	29 samples averaging 1.28 grams per tonne gold and 17 grams per tonne silver, or 1.58 grams per tonne gold equivalent(*).
  The Company recently acquired a new block of three claims on the west side of the Ocampo Mine properties that added 2,886 hectares to the Ocampo mineral properties. A major new exploration concession of 14,669 hectares, “Fraile Norte” was also staked in the state of San Luis Potosi to cover potential extensions of the Santa Maria de la Paz mining district.
(*)	Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Results of Operations

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	Sept 30/10	Sept 30/09	Sept 30/10	Sept 30/09	Sept 30/10	Sept 30/09
Gold ounces produced	27,018	24,145	-	7,392	27,018	31,536
Silver ounces produced	1,189,769	948,263	-	317,382	1,189,769	1,265,645
Gold equivalent ounces produced (Realized)(1)	45,520	38,835	-	12,227	45,520	51,062
Gold ounces sold	26,167	22,219	194	7,639	26,361	29,858
Silver ounces sold	1,188,135	925,666	14,578	323,586	1,202,713	1,249,252
Gold equivalent ounces sold (Realized)(1)	44,672	36,631	427	12,674	45,099	49,305
Total cash costs per gold equivalent ounce(2)(3)	$440	$433	$1,368	$692	$449	$500
Total cash costs per gold ounce(2)	($121)	$83	$1,568	$507	($108)	$191
Gold to Silver Ratio	64	64	63	67	64	64
Realized Gold Price	$1,230	$970	$1,247	$933	$1,230	$971
Realized Silver Price	$19.19	$15.11	$19.91	$13.86	$19.19	$15.15
Gold equivalent ounces produced (55:1)(3)	48,650	41,387	-	13,163	48,650	54,549
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$411	$406	$1,272	$649	$419	$469

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 25 of the 2010 Third Quarter Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(all amounts are in U.S. dollars and are in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	OCAMPO		EL CUBO		CONSOLIDATED
Nine Months Ended	Sept 30/10	Sept 30/09	Sept 30/10	Sept 30/09	Sept 30/10	Sept 30/09
Gold ounces produced	73,836	80,536	10,844	18,945	84,680	99,481
Silver ounces produced	3,217,584	2,913,444	536,457	786,972	3,754,041	3,700,416
Gold equivalent ounces produced (Realized)(1)	123,428	123,312	19,108	30,338	142,536	153,665
Gold ounces sold	72,408	76,355	11,160	18,399	83,568	94,754
Silver ounces sold	3,244,585	2,851,235	555,469	785,838	3,800,054	3,637,073
Gold equivalent ounces sold (Realized)(1)	122,277	118,532	19,713	29,859	141,990	148,391
Total cash costs per gold equivalent ounce(2)(3)	$452	$430	$826	$624	$504	$469
Total cash costs per gold ounce(2)	($52)	$151	$587	$424	$33	$204
Gold to Silver Ratio	65	64	65	68	65	68
Realized Gold Price	$1,183	$974	$1,143	$927	$1,179	$932
Realized Silver Price	$18.20	$15.22	$17.63	$13.66	$18.12	$13.83
Gold equivalent ounces produced (55:1)(3)	132,338	133,507	20,596	33,254	152,934	166,761
Total cash costs per gold equivalent ounce (55:1)(2)(3)	$421	$398	$766	$570	$469	$433

(1)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the ratio of the actual realized sales prices of the commodities.
(2)	See the Non-GAAP Measures section on page 25 of the 2010 Third Quarter Management’s Discussion and Analysis.
(3)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1.

(*)	Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

The financial statements along with the Management’s Discussion and Analysis will be available on the Company’s website at www.gammongold.com or www.sedar.com.

The Company’s quarterly financial results for the three and nine month period ended September 30, 2010 will be released before the market opens on Monday, November 8, 2010. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Monday, November 8, 2010 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Third Quarter 2010 Conference Call

Conference Call Access:

  Toll Free: 1-888-231-8191

When the Operator answers please ask to be placed into the Gammon Gold Third Quarter 2010 Results Conference Call.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight November 15, 2010 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833            Passcode: 11284258
  North America Toll Free: 1-800-642-1687                 Passcode: 11284258
Third Quarter 2010 Webcast

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3226740

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3226740 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This press release includes certain “forward-looking statements” or “forward-looking information”. All statements, other than statements of historical fact, included in this press release are forward-looking statements that involve risks and uncertainties. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward- looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver and gold equivalent production and prices, cash and operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, anticipated 2010 year-end and 2011 results, our ability to fully fund our business model, including our capital and exploration program, internally, anticipated 2010 year-end and 2011 interim and annual gold and silver production and the cash and operating costs associated with the same, the ability to achieve productivity and operational efficiencies, the ability to achieve cash flow margin improvements, the ability to complete further reduction in the open pit stripping ratio, the ability to develop and put into production our exploration targets and the timing of each thereof, the acquisition of Capital Gold (the “Acquisition”) including whether the completion of the Acquisition will ultimately occur, whether the anticipated synergies of the proposed acquisition will occur, incorrect assessment of the value of the properties of Capital Gold and failure to obtain the required security holder, regulatory, third party and other approvals and the outcome of any pending litigation related to the Acquisition. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Gammon Gold, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, future prices of gold and silver, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, hedging activities, development and operating risks, illegal miners, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in Gammon Gold's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F/A as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements.

###